                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------
                                  SCHEDULE TO
                                 (RULE 14d-100)

                      TENDER OFFER STATEMENT UNDER SECTION
          14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                           JOHNS MANVILLE CORPORATION
                       (Name of Subject Company (Issuer))

                      J ACQUISITION CORPORATION (OFFEROR)
                    BERKSHIRE HATHAWAY INC. (OFFEROR PARENT)
(Name of Filing Persons (identifying status as offeror, issuer or other person))

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   478129109
                     (CUSIP Number for Class of Securities)

                                ---------------
                                MARC D. HAMBURG
                                 VICE PRESIDENT
                            BERKSHIRE HATHAWAY INC.
                               1440 KIEWIT PLAZA
                                OMAHA, NE  68131
                           TELEPHONE: (402) 346-1400
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                ---------------
                                    COPY TO:

                             ROBERT E. DENHAM, ESQ.
                          MUNGER, TOLLES & OLSON, LLP
                             355 SOUTH GRAND AVENUE
                             LOS ANGELES, CA 90071
                           TELEPHONE: (213) 683-9100

                                ---------------


                           CALCULATION OF FILING FEE

TRANSACTION VALUATION*                                   AMOUNT OF FILING FEE*
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        $                                                         $

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* N/A

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None.

Form or Registration No.: Not applicable.

Filing Party: Not applicable.

Date Filed: Not applicable.

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[_] issuer tender offer subject to Rule 13e-4.

[_] going-private transaction subject to Rule 13e-3.

[_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]


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

Date: December 20, 2000

  Johns Manville to Be Acquired by Berkshire Hathaway; Announces Agreement to
                     Repurchase Shares From Majority Owner

DENVER, Colo. and OMAHA, Neb., December 20 -- Johns Manville (NYSE: JM) and Berkshire Hathaway Inc. (NYSE: BRK.A, BRK.B) announced today that they have approved and entered into a definitive merger agreement pursuant to which Berkshire Hathaway will acquire all of the outstanding shares of Johns Manville for $13.00 per share in cash.

The merger agreement provides that, no later than January 3, 2001, a subsidiary of Berkshire Hathaway will commence a tender offer for all outstanding shares of Johns Manville's common stock. The Board of Directors of Johns Manville has unanimously approved the merger agreement and recommends that shareholders tender their shares into the tender offer. In addition, the Manville Personal Injury Settlement Trust (the "Trust"), which owns approximately 76 percent of the outstanding common stock of Johns Manville, has agreed to tender its shares into the offer. J.P. Morgan & Co. served as financial advisor and delivered a fairness opinion to the Board of Directors of Johns Manville.

The tender offer is subject to receiving governmental approvals, court approval of the Trust's tender and other customary conditions. Upon successful completion of the tender offer, the agreement calls for a merger pursuant to which any remaining shareholders will receive cash in the same amount as paid in the tender offer. Johns Manville will become a wholly owned subsidiary of Berkshire Hathaway and will continue to be headquartered in Denver.

Jerry Henry, Chairman & CEO of Johns Manville said, "All of us at Johns Manville are pleased to know that Warren Buffett recognizes the long term value of our company, and the consistent performance our people have delivered over the years. The transaction will allow the company to grow our business and to continue meeting our customers' needs under an ideal ownership and capital structure."

Warren Buffett, Chairman of Berkshire Hathaway said, "We are pleased about the opportunity to own a company with such strong market positions, leadership, and financial performance. Johns Manville fits well in the Berkshire family of successful enterprises with global brand recognition."

Johns Manville also announced an agreement with the Trust to repurchase approximately $135 million of its common stock from the Trust at a price of $13 per share, reflecting the purchase price in the transaction with Berkshire Hathaway. The share repurchase will result in an increase to 2000 earnings per share of approximately $0.25. Johns Manville receives a U.S. federal and state income tax deduction when the Trust distributes proceeds from the sale of company securities to a settlement fund.

Robert A. Falise, Chairman and Managing Trustee of the Trust, stated that he was confident that the required court approval would be obtained and said that the transaction would further diversify the Trust's assets and provide additional liquidity for payment of claims to its estimated one million beneficiaries. He added that the proceeds from the repurchase will be transferred to the settlement fund during 2000.

In addition, JM has agreed, subject to court approval and other conditions, to pay the Trust $90 million in settlement of JM's obligation for future income taxes of the Trust.

Johns Manville is a leading manufacturer and marketer of premium-quality building products. The 142-year-old Denver-based company had sales of $2.2 billion in 1999. Johns Manville employs approximately 9,700 people and operates 55 manufacturing facilities in North America, Europe and China. Additional information can be found at www.jm.com.

Berkshire Hathaway is a holding company owning subsidiaries engaged in a number of diverse business activities. The largest of these is the property and casualty insurance business conducted on both a direct and reinsurance basis through a number of subsidiaries.

This release contains "forward looking statements" within the meaning of the federal securities laws with respect to the company's future financial prospects, the closing of the proposed merger, and similar expressions concerning matters that are not historical facts. These statements are subject to risks and uncertainties that could cause actual results and outcomes to differ materially from those expressed in such statements. Important factors that could cause such differences include, but are not limited to, macroeconomic factors affecting financial markets, demand in residential and commercial construction and replacement markets such as the general rate of inflation, interest rates, employment rates and overall consumer confidence. Other factors may include capacity levels in the industry, changes in product pricing, the availability and pricing of raw materials, rates of technological development, and changes in productivity.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities of Johns Manville. The tender offer will be made pursuant to a tender offer statement and related materials. Investors and security holders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer referred to in this news release when they become available because they will contain important information. The tender offer statement will be filed by Berkshire Hathaway with the Securities and Exchange Commission (SEC), and a solicitation/recommendation statement will be filed by Johns Manville with the SEC. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by Johns Manville and Berkshire Hathaway at the SEC's web site, www.sec.gov.

CONTACT: John C. Cummings of Johns Manville, 303-978-4914; or Marc D. Hamburg of Berkshire Hathaway, 402-346-1400.